April 18, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Sean Donahue

Re:	Intrepid Potash, Inc.
Registration Statement on Form S-1
Initially Filed on December 20, 2007 (File No. 333-148215)

Dear Mr. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Underwriters of the above issue, hereby join in the request of Intrepid Potash, Inc. that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 5:30 p.m. (Eastern Daylight Time) on Monday, April 21, 2008, or as soon thereafter as practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, please note that the undersigned have effected from April 7, 2008 through the date hereof, the distribution of approximately 14,532 copies of the preliminary prospectus dated April 7, 2008 to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

GOLDMAN, SACHS & CO.
As Representative of the several Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)